                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                     INTERNATIONAL IMAGING MATERIALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  45968C108000
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                                 (CUSIP Number)


                              Mr. Thomas W. Smith
                              323 Railroad Avenue
                              Greenwich, CT 06830
                                  203-661-1200
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 28, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 45968C108000                                        PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Thomas W. Smith
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00 (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES            -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING           434,300
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                     -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                     434,300
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      434,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 45968C108000                                        PAGE 3 OF 10 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Thomas N. Tryforos
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        00 (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES             -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING            434,300
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                      -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                      434,300
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        434,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                              Page 4 of 10 Pages

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common stock, $.01 par value (the "Common Stock") of International Imaging Materials, Inc., a Delaware corporation whose principal executive offices are located at 310 Commerce Drive, Amherst, NY 14228.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) - (f) This statement is filed jointly by Thomas W. Smith and Thomas N. Tryforos (the "Reporting Persons"), each of whom is a private investment manager with a business address at 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has either of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Each of the Reporting Persons is a citizen of the United States.
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                                                              Page 5 of 10 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  An aggregate of $10,424,978.22 of the funds of the Managed Accounts (as hereinafter defined) was used to purchase the shares reported herein.

ITEM 4.           PURPOSE OF TRANSACTION.

                  As set forth in Item 5, each of Mr. Smith and Mr. Tryforos beneficially owns 434,300 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts"). The Managed Accounts consist of three private investment limited partnerships of which each of the Reporting Persons is a general partner. Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number and percentage (based upon
information included in the Form 10-Q filed by the
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                                                              Page 6 of 10 Pages

issuer for the quarter ended July 2, 1996 that 8,661,291 shares of Common Stock were outstanding as of August 5, 1996) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith -- 434,300 shares (5.01%); Mr. Tryforos -- 434,300 shares (5.01%). All of such shares are held in the Managed Accounts.

                  (b) During the 60 days preceding the date hereof, the Reporting Persons purchased an aggregate of 434,300 shares of Common Stock on behalf of the Managed Accounts in open market transactions on the over-the-counter market as follows:

                                  NUMBER OF SHARES
DATE OF PURCHASE                     PURCHASED               PRICE PER SHARE
----------------                 -----------------           ---------------

  10/28/96                            100,000                     $23.0600
  10/25/96                             69,000                      23.7409
  10/24/96                              7,300                      24.1250
  10/23/96                            100,500                      24.7404
  10/22/96                              7,800                      24.7139
  10/21/96                              5,000                      23.4750
  10/18/96                             99,500                      24.2500
  10/17/96                             15,200                      24.2500
  10/15/96                             30,000                      23.5000

                   (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Accounts' Shares.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as otherwise set forth in this statement, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person with respect to any securities of the issuer, including any contract,
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                                                              Page 7 of 10 Pages

arrangement, understanding or relationship concerning the transfer or the voting of any securities of the issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Agreement relating to the joint filing of Statement on
Schedule 13D dated November 6, 1996 as required by Rule 13d-1(f).
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                                                              Page 8 of 10 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 6, 1996

                                                 /s/ Thomas W. Smith
                                                 -------------------------------
                                                     Thomas W. Smith

                                                 /s/ Thomas N. Tryforos
                                                 -------------------------------
                                                     Thomas N. Tryforos
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                                                              Page 9 of 10 Pages

                                  EXHIBIT INDEX

                                                                SEQUENTIALLY
DOCUMENT                                                        NUMBERED PAGE
--------                                                        -------------

99.1     Agreement relating to the joint                              10
         filing of Statement on Schedule
         13D dated November 6, 1996 as
         required by Rule 13d-1(f).